SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2006

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the six-month period ended June 30, 2006 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes, which are included in our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 28, 2006, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the six-month periods ended June 30, 2006 and June 30, 2005 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. Before February 2005, we sold crude oil and oil products to Petrobras under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005.

(Loss) Net Income

We had a loss of U.S.$9.1 million in the first six months of 2006, as compared to a net income of U.S.$25.8 million in the first six months of 2005.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 33.4% from U.S.$7,386.8 million in the first six months of 2005 to U.S.$9,850.7 in the first six months of 2006. This increase was primarily due to a 32.6% increase in the average price of Brent crude oil, from U.S.$49.55 per barrel during the first six months of 2005 to U.S.$65.69 per barrel during the first six months of 2006 and to a lesser extent, due to a 5.0% increase in the volume of trading sales of crude oil sold to Petrobras.

Cost of Sales

Cost of sales increased 33.3% from U.S.$7,305.6 million in the first six months of 2005 to U.S.$9,736.5 million in the first six months of 2006. This increase was primarily due to the increase in the average price of Brent crude oil described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 60.5% from U.S.$59.5 million in the first six months of 2005 to U.S.$95.5 million in the first six months of 2006, of which U.S.$86.5 million consisted of shipping expenses due to an increase in average freight rates in the period resulting from changes in international market trends and shipping routes.

2

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, and investments in marketable securities and other financial instruments. Our financial income increased 19.5% from U.S.$477.4 million in the first six months of 2005 to U.S.$570.4 million in the first six months of 2006, primarily due to (1) an increase in the amount of sales to Petrobras made during 2005 compared to 2004, as well as the amount of sales during 2006, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”), (2) an increase in loans to related parties and (3) an increase in interest income from short and long-term investments as a result of a higher interest rates.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 26.5% from U.S.$473.2 million in the first six months of 2005 to U.S.$598.5 million in the first six months of 2006, primarily due to an increase in inter-company loans from Petrobras, to interest expenses associated with lines of credit and to the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At June 30, 2006, we had cash and cash equivalents of U.S.$417.9 million, as compared to U.S.$230.7 million at December 31, 2005. The increase in cash was primarily a result of proceeds from short term loans from Petrobras during the first six months of 2006. Our operating activities used net cash of U.S.$1,274.1 million in the first six months of 2006, as compared to providing net cash of U.S.$120.4 million in the first six months of 2005, primarily as a result of an increase in trade accounts receivable from related parties, as a result of an increase in the average price of Brent crude oil and the change of the period during which Petrobras pays PIFCo for shipments of crude oil and oil products from 270 to 330 days. Our investing activities used net cash of U.S.$84.4 million in the first six months of 2006, as compared to using net cash of U.S.$670.2 million in the first six months of 2005, primarily as a result of a decrease of investments in marketable securities. Our financing activities provided net cash of U.S.$1,545.6 million in the first six months of 2006, as compared to providing net cash of U.S.$445.2 million in the first six months of 2005, primarily as a result of an increase in proceeds from short-term loans from Petrobras.

Accounts Receivable

Accounts receivable from related parties increased 17.8% from U.S.$8,681.1 million at December 31, 2005 to U.S.$10,224.7 million at June 30, 2006, primarily as a result of an increase in the average price of Brent crude oil and to a lesser extent, due to a 5.0% increase in the volume of sales to Petrobras.

3

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at June 30, 2006 in irrevocable letters of credit was U.S.$676.8 million, as compared to U.S.$369.5 million at December 31, 2005. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at June 30, 2006 was U.S.$583.8 million, as compared to U.S.$300.6 million at December 31, 2005. At June 30, 2006, we had accessed U.S.$487.9million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$493.6 million accessed at December 31, 2005. The weighted average annual interest rate on these short-term borrowings was 7.8% at June 30, 2006, as compared to 5.0% at December 31, 2005. At June 30, 2006, we had utilized all the proceeds from lines of credit for the purchase of imports.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 46.6% from U.S.$4,346.1 million at December 31, 2005 to U.S.$6,371.3 million at June 30, 2006, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,734.1 million at December 31, 2005 to U.S.$3,823.7 million at June 30, 2006, with interest rates ranging from 4.9% to 5.8% and due 2010.

At June 30, 2006, we had outstanding U.S.$1,137.5 million in long-term lines of credit due between 2007 and 2017, as compared to U.S.$1,194.7 million at December 31, 2005. We also had outstanding:

  U.S.$1,050 million in three series of long-term Senior Notes due between 2008 and 2011.

  U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$724.5 million, with an interest rate of 4.79%.

  U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. On April 1, 2006, the noteholders had the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. Noteholders have not exercised this put option. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$210.9 million of these Notes.

  U. S.$2,110.8 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

  U.S.$647.0 million (U.S.$64.6 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$150 million has been reduced from the “current portion of long term debt” and from the “long-term debt” liability caption with respect to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

4

On May 26, 2006, PFL successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B), in accordance with the applicable provisions of the governing agreements, in the amount of U.S.$333.9 million.

On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.

A portfolio of an investment fund, operated exclusively for us, holds certain PIFCo and Petrobras group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduced our short and long-term financing balance by U.S.$210.9 million at June 30, 2006. PIFCo did not recognized losses on extinguishment of debt during the period ended June 30, 2006.

At June 30, 2006, the Company had available standby committed facilities in the amount of U.S.$675.0 million, which are not specific as to use requirements. PIFCo has no drawdown amounts related to these facilities and has not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at June 30, 2006 and December 31, 2005:

	CURRENT AND LONG-TERM DEBT

	June 30, 2006		December 31, 2005

		(in millions of U.S. dollars)

	Current	Long-term	Current	Long-term

Financing institutions	U.S.$487.9	U.S.$1,137.5	U.S.$493.6	U.S.$1,194.7
Senior notes	553.3	1,050.0	53.5	1,550.0
Global step-up notes	12.2	400.0	9.0	400.0
Global notes	25.9	2,110.8	26.3	2,115.3
Sale of right to future receivables	68.1	647.0	567.4	679.4
Senior exchangeable notes	3.7	329.9	3.7	329.9
Assets related to export prepayment
to be offset against sales of rights
to future receivables	-	(150.0)	(150.0)	(150.0)
Repurchased securities	(6.4)	(210.9)	(4.7)	(210.9)

	U.S.$1,144.7	U.S.$5,314.3	U.S.$998.8	U.S.$5,908.4

5

The following table sets forth the sources of our capital markets debt outstanding at June 30, 2006:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.125% Senior Notes due 2007 (2)	U.S.$500
4.750% Senior Exchangeable Notes due 2007 (3)	330
9.875% Senior Notes due 2008 (2)	450
9.750% Senior Notes due 2011 (2)	600
3.748% Senior Trust Certificates due 2013 (4)	142
6.436% Senior Trust Certificates due 2015 (4)	355
Global Step-up Notes due 2008 (5)	400
9.125% Global Notes due 2013 (2)	750
8.375% Global Notes due 2018 (2)	750
7.750% Global Notes due 2014 (2)	600

Total	U.S.$4,877

_______
(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A
(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)	The Global Step-up Notes bore interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006, and bears interest at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$210.9 million.

Off Balance Sheet Arrangements

At June 30, 2006, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Petrobras Singapore Private Limited (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company initiated its operations in July, 2006.

Subsequent Events

On July 24, 2006, PIFCo concluded its debt tender offer announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was U.S.$888.3 million. Including the notes previously repurchased by Petrobras and its affiliates also included in the tender, the total value reached U.S.$1,215.7 million.

			Principal Amount
Security Repurchased	Interest Rate	Maturity Date	(in millions of U.S. dollars)

Global Step-Up Notes	12.375%	2008	265.4
Senior Notes	9.875%	2008	211.8
Senior Notes	9.750%	2011	313.6
Global Notes	9.125%	2013	251.7
Global Notes	8.375%	2018	173.2

			U.S.$1,215.7

6

CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

June 30, 2006 and 2005 together with
Report of Independent Registered Public
Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Executive Board and Stockholder of
Petrobras International Finance Company
Rio de Janeiro, RJ

We have reviewed the accompanying condensed consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY (and subsidiaries) as of June 30, 2006, the related condensed consolidated statements of operations, cash flows and changes in stockholders’ deficit for the six-month period ended June 30, 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

The consolidated financial statements of PETROBRAS INTERNATIONAL FINANCE COMPANY as of and for the year ended December 31, 2005, were audited by other Independent Registered Public Accounting Firm whose report dated February 14, 2006, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005. Additionally, the condensed consolidated statements of operations, cash flows and changes in stockholders’ equity for the six-month period ended June 30, 2005 were reviewed by other Independent Registered Public Accounting Firm, who issued an unqualified review report dated August 11, 2005. These condensed consolidated financial statements were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

August 16, 2006

KPMG Auditores Independentes

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	June 30,	December 31,
Assets	2006	2005

	(Unaudited)

Current assets
Cash and cash equivalents	417,913	230,745
Marketable securities	389,114	82,923
Trade accounts receivable
Related parties	10,244,689	8,681,075
Others	251,658	212,703
Notes receivable - related parties	4,091,057	3,329,336
Inventories	793,008	195,935
Export prepayments - related parties	67,497	414,505
Restricted deposits for guarantees and others	112,471	94,700

	16,367,407	13,241,922

Property and equipment	501	384

Other assets
Marketable securities	1,218,560	2,165,718
Notes receivable - related parties	578,269	579,960
Export prepayment - related parties	497,010	529,420
Restricted deposits for guarantees and prepaid expenses	220,609	231,544

	2,514,448	3,506,642

Total assets	18,882,356	16,748,948

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands of US dollars, except for number of shares and per share amounts)

	June 30,	December 31,
Liabilities and stockholders’ (deficit)/equity	2006	2005

	(Unaudited)

Current liabilities
Trade accounts payable
Related parties	973,438	950,732
Others	1,016,346	616,076
Notes payable - related parties	6,371,299	4,346,139
Short-term financing	343,032	339,503
Current portion of long-term debt	693,048	551,628
Accrued interest	108,621	107,710
Unearned income - related parties	208,652	176,481
Other current liabilities	30,988	10,169

	9,745,424	7,098,438

Long-term liabilities
Long-term debt	5,314,314	5,908,416
Notes payable - related parties	3,823,699	3,734,112

	9,138,013	9,642,528

Stockholders’ (deficit)/equity
Shares authorized and issued
Common stock - 2006 and 2005 - 50,000 shares,
par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(175,057)	(165,994)

	(1,081)	7,982

Total liabilities and stockholders’ (deficit)/equity	18,882,356	16,748,948

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars)
(Unaudited)

	Six-month period ended
	June 30,

	2006	2005

Sales of crude oil, oil products and services
Related parties	7,022,087	5,957,657
Others	2,828,619	1,429,130

	9,850,706	7,386,787

Operating expenses:
Cost of sales
Related parties	(3,706,772)	(3,563,242)
Others	(6,029,708)	(3,742,376)
Selling, general and administrative expenses
Related parties	(87,784)	(56,808)
Others	(7,662)	(2,649)

	(9,831,926)	(7,365,075)

Operating income	18,780	21,712

Financial income
Related parties	427,674	359,074
Others	142,736	118,331

	570,410	477,405
Financial expense
Related parties	(283,940)	(181,590)
Others	(314,571)	(291,644)

	(598,511)	(473,234)

Other expense, net
Others	258	(65)

		(65)

(Loss)/net income for the period	(9,063)	25,818

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)/EQUITY
(In thousands of US dollars)
(Unaudited)

	Six-month period ended
	June 30,

	2006	2005

Common stock	50	50

Additional paid in capital
Balance at January 1	173,926	173,926

Balance at end of the period	173,926	173,926

Accumulated deficit
Balance at January 1	(165,994)	(138,238)
(Loss)/net income for the period	(9,063)	25,818

Balance at end of period	(175,057)	(112,420)

Total stockholders’ (deficit)/equity	(1,081)	61,556

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	Six-month period ended
	June 30,

	2006	2005

Cash flows from operating activities
(Loss)/net income for the period	(9,063)	25,818
Adjustments to reconcile net (loss) to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	7,802	1,539
Decrease (increase) in assets:
Trade accounts receivable
Related parties	(1,563,614)	(834,352)
Others	(38,955)	(224,014)
Export prepayments - related parties	379,418	73,694
Other assets	(651,038)	(110,725)
Increase (decrease) in liabilities:
Trade accounts payable
Related parties	22,706	799,050
Others	400,270	251,915
Other liabilities	178,379	137,518

Net cash (used in) provided by operating activities	(1,274,095)	120,443

Cash flows from investing activities
Marketable securities, net	640,967	5,404
Issuance of notes receivable - related parties	(3,577,225)	(2,134,155)
Collection of principal on notes receivable - related parties	2,852,084	1,458,594
Property and equipment	(194)	(5)

Net cash used in investing activities	(84,368)	(670,162)

Cash flows from financing activities
Short-term financing, net of issuance and repayments	3,529	25,856
Proceeds from issuance of long-term debt	184,500	395,000
Principal payments of long - term debt	(632,667)	(150,863)
Proceeds from short term loans - related parties	6,453,945	3,590,443
Principal payments of short term loans - related parties	(4,463,676)	(3,415,198)

Net cash provided by financing activities	1,545,631	445,238

Increase (decrease) in cash and cash equivalents	187,168	(104,481)
Cash and cash equivalents at beginning of the period	230,745	1,107,284

Cash and cash equivalents at end of the period	417,913	1,002,803

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

1. The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from PETROBRAS and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from PETROBRAS. Certain sales were through subsidiaries of PETROBRAS.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

1. The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company initiated its operations in July, 2006.

2. Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in consolidated financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

The consolidated financial statements as of June 30, 2006 and for the six-month period ended June 30, 2006 and 2005, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such consolidated financial statements. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

The preparation of these consolidated financial statements requires the use of estimates and assumptions that determine the amounts of the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

2. Basis of Financial Statement Presentation (Continued)

a. Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the consolidated statement of operations as financial expense or income.

b. Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statement of operations as financial income or expense in each reporting period.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at June 30, 2006, and therefore does not have a material effect on the Company’s results of operations or financial position.

3. Cash and Cash Equivalents

	June 30,	December 31,
	2006	2005

Cash and banks	1,434	6,242
Time deposits and short term investment funds	416,479	224,503

	417,913	230,745

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

4. Marketable Securities

				Total

			Interest	June 30,	December 31,
	Security	Maturity	rate	2006 (*)	2005 (*)

Available for Sale (***)	CLEP (**)	2014	8%	1,030,279	1,888,498
Available for Sale (***)	MARLIM (**)	2011	12.25%	309,060	277,220
Held to Maturity	MEXILHÃO (**)	2007	5.43%	13,261	-
Held to Maturity	PDET (**)	2007	5.74%	202,093	-
Available for Sale (***)	Various third
	parties			25,231	25,189
Trading	Various third
	parties			27,750	57,734

				1,607,674	2,248,641

Less: Current balances				(389,114)	(82,923)

				1,218,560	2,165,718

(*)	The balances include interest and principal.

(**)
PETROBRAS group companies, including consolidated subsidiaries and non-consolidated PETROBRAS affiliates, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

(***)
Other comprehensive income (OCI) amounts related to the securities classified as available for sale in accordance with FAS 115 are diminimus at June 30, 2006 and 2005, and are thus not presented in a separate statement of OCI, such amounts are included in the consolidated statement of operations as Financial income or expense.

5. Inventories

	June 30,	December 31,
	2006	2005

Products
Fuel oil	349,713	51,701
Crude oil	327,017	80,249
Gasoline	92,044	-
GLP	21,143	45,716
Other	3,091	18,269

	793,008	195,935

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

6. Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its Subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries	BRASPETRO OIL SERVICES - BRASOIL and its Subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	PNBV and its subsidiaries	TERMOBAHIA (vi)	MARLIM	Others	June 30, 2006	December 31, 2005

Current assets
Marketable securities						120,779				215,354	336,133	-
Accounts receivable, principally for sales (i)	9,344,776	456,150	443,763								10,244,689	8,681,075
Notes receivable		1,865,745		17,384			2,207,414	514			4,091,057	3,329,336
Export prepayment	67,497										67,497	414,505
Others								1,453			1,453	1,453

Other assets
Marketable securities						909,500			309,060		1,218,560	2,165,718
Notes receivable		537,276						40,993			578,269	579,960
Export prepayment	497,010										497,010	529,420

Current liabilities
Trade accounts payable	848,677	91,754	15,352							17,655	973,438	950,732
Notes payable (ii)	6,371,299										6,371,299	4,346,139
Unearned income	205,884		2,768								208,652	176,481

Long-term liabilities
Notes payable (iii)	3,823,699										3,823,699	3,734,112

											For the six- months ended

											June 30,	June 30,
Consolidated Statement of operations											2006	2005

Sales of crude oil and oil products and services	4,309,057	1,929,810	783,220								7,022,087	5,957,657
Purchases (iv)	(2,713,881)	(691,924)	(64,546)							(236,421)	(3,706,772)	(3,563,242)
Selling, general and administrative expense	(86,245)	(1,539)									(87,784)	(56,808)
Financial income	271,444	61,101	13,981	564	4,912		74,199			1,473	427,674	359,074
Financial expense	(283,940)										(283,940)	(181,590)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days.

(ii) Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

(iii) Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8% . The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.

(iv) Purchases from related parties are presented in the cost of sales section of the consolidated statement of operations.

(v) Certain affiliates of PIFCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these consolidated financial statements.

(vi) On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd, a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras) . Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing

	June 30, 2006		December 31, 2005

	Current	Long-term	Current	Long-term

Financial institutions	487,861	1,137,500	493,550	1,194,750
Senior notes	553,339	1,050,000	53,525	1,550,000
Global notes	25,911	2,110,821	26,326	2,115,263
Senior exchangeable notes	3,744	329,940	3,744	329,940
Global step-up notes	12,172	400,000	9,000	400,000
Sale of rights to future receivables (iii)	68,103	647,010	567,377	679,420
Assets related to export prepayment to be offset against
sales of rights to future receivables (ii)	-	(150,000)	(150,000)	(150,000)
Repurchased securities (i)	(6,429)	(210,957)	(4,681)	(210,957)

	1,144,701	5,314,314	998,841	5,908,416

Financing	343,032	5,314,314	339,503	5,908,416
Current portion of long term debt	693,048	-	551,628	-
Accrued interest	108,621	-	107,710	-

	1,144,701	5,314,314	998,841	5,908,416

(i)
On June 30, 2006 and December 31, 2005, the Company had amounts invested in an exclusive fund that held its own debt securities in the total amount of US$210,957. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of June 30, 2006 and December 31, 2005, the outstanding balance of net premiums on reissuances amounted to US$14,402 and US$18,464, respectively. PIFCo did not recognized losses on extinguishment of debt during the period ended June 30, 2006 and recognized US$9,747 during the period ended June 30, 2005.

(ii)
In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

7. Financing (Continued)

(iii)
On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities will be collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$333,860.

On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$330,290 related to the export prepayment program.

Long-term maturities

June 30,
2006

2007	463,335
2008	1,037,373
2009	217,218
2010	328,238
2011	690,308
Thereafter	2,577,842

5,314,314

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

8. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 221,142 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans Agreement

The Company had available standby committed facilities in the amount of US$675,000, which are not specified as to use requirements. PIFCo has no drawdown amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars, except as otherwise indicated)
(Unaudited)

9. Subsequent Events

On July 24, 2006, PIFCo concluded its debt tender offer announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661.

	Interest
Security Repurchased	Rate	Maturity	US$

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2006

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.